Exhibit 99.1

Nasdaq Grants Santech Holdings Limited Extension to File its Annual Report on Form 20-F

HONG KONG, February 6, 2025 /GLOBE NEWSWIRE/ -- Santech Holdings Limited (NASDAQ: STEC) (“Santech” or the “Company”) announced today that The Nasdaq Stock Market LLC (“Nasdaq”) has determined to grant Santech an exception to Listing Rule 5250(c)(1) of Nasdaq’s Listing Rules (the “Rules”), giving Santech an extension of the deadline to file its Annual Report on Form 20-F for the fiscal year ended June 30, 2024 (the “Filing”).

As Santech announced in its press release dated November 25, 2024, Santech received a deficiency letter from Nasdaq stating that Santech is not in compliance with the Rules because it has not yet filed the Filing with the Securities and Exchange Commission (the “SEC”). Nasdaq indicated that Santech had 60 calendar days, or no later than January 21, 2025, to submit a plan to regain compliance (the “Plan”).

Santech timely submitted a Plan to Nasdaq. Based on its further review, Nasdaq has determined to grant an exception to the filing deadline under the Rules to enable Santech to regain compliance with the Rules. Under the terms of the exception, Santech must file the Filing on or before May 14, 2025. In the event Santech does not satisfy the terms of the exception, Nasdaq will provide Santech with written notification that its securities will be delisted, at which time Santech may appeal Nasdaq’s determination to a Hearings Panel.

Santech is working diligently to complete the Filing and aims to file the report as soon as practicable, on or before May 14, 2025.

About Santech Holdings Limited

Santech Holdings Limited (NASDAQ: STEC) is a consumer-focused technology company. The Company historically served a large number of high net-worth clients in China in financial services and health management, and accumulated a large customer base. The Company has exited or disposed of its historical businesses in financial services and is actively exploring innovative new opportunities in technology, including but not limited to new retail, social e-commerce and metaverse. For more information, please visit https://ir.santechholdings.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “forecast,” “plan,” “project,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Santech Holdings Limited

Email: ir@santechholdings.com